UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)
☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number: 1-13283

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

PENN VIRGINIA CORPORATION AND AFFILIATED COMPANIES EMPLOYEES’ 401(k) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PENN VIRGINIA CORPORATION
FOUR RADNOR CORPORATE CENTER, SUITE 200
100 MATSONFORD ROAD
RADNOR, PA 19087

PENN VIRGINIA CORPORATION
AND AFFILIATED COMPANIES
EMPLOYEES’ 401(k) PLAN

AUDITED FINANCIAL STATEMENTS AND SCHEDULE

Years Ended December 31, 2010 and 2009

TABLE OF CONTENTS

Page No.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

AUDITED FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4

SUPPLEMENTAL SCHEDULE

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	12

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the
Penn Virginia Corporation and Affiliated Companies
Employees’ 401(k) Plan
Radnor, Pennsylvania

We have audited the accompanying statements of net assets available for benefits of the Penn Virginia Corporation and Affiliated Companies Employees’ 401(k) Plan (the “Plan”) as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) as of December 31, 2010, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental information is the responsibility of the Plan’s management.  The supplemental information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

West Chester, Pennsylvania
June 24, 2011

PENN VIRGINIA CORPORATION AND AFFILIATED COMPANIES
EMPLOYEES’ 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2010 and 2009

	2010	2009

ASSETS
Cash	$195	$-
Investments, at fair value
Registered investment companies	11,959,088	21,302,906
Nonregistered investment companies	4,283,107	-
Common stock	9,262,441	15,097,886
Common collective trusts	3,655,318	4,094,783
TOTAL INVESTMENTS	29,159,954	40,495,575
Receivables
Employer contributions	309,329	674,332
Participant loans receivable	208,542	507,119
TOTAL RECEIVABLES	517,871	1,181,451

TOTAL ASSETS AND NET ASSETS
AVAILABLE FOR BENEFITS, at fair value	29,678,020	41,677,026

Adjustment from fair value to contract value for fully
benefit-responsive investment contracts	-	10,296

NET ASSETS AVAILABLE FOR BENEFITS	$29,678,020	$41,687,322

See accompanying notes.

PENN VIRGINIA CORPORATION AND AFFILIATED COMPANIES
EMPLOYEES’ 401(k) PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Years Ended December 31, 2010 and 2009

	2010	2009

ADDITIONS TO NET ASSETS
Contributions
Participants’ contributions	$2,073,137	$2,637,190
Employer contributions	1,678,430	2,322,167
Rollover contributions	526,610	107,753
Other contributions	-	6,229
TOTAL CONTRIBUTIONS	4,278,177	5,073,339
Investment income (loss)
Interest and dividends	569,275	517,440
Net appreciation (depreciation) in fair value of
investments	(1,283,179)	3,160,110
Realized gain (loss) on the sale of investments	(76,178)	(422,933)
TOTAL INVESTMENT INCOME (LOSS)	(790,082)	3,254,617

TOTAL ADDITIONS	3,488,095	8,327,956

DEDUCTIONS FROM NET ASSETS
Benefits paid to participants	15,310,119	1,227,720
Administrative fees	187,278	-
TOTAL DEDUCTIONS	15,497,397	1,227,720

NET INCREASE (DECREASE) IN NET
ASSETS	(12,009,302)	7,100,236

NET ASSETS AVAILABLE FOR BENEFITS
BEGINNING OF YEAR	41,687,322	34,587,086

END OF YEAR	$29,678,020	$41,687,322

See accompanying notes.

PENN VIRGINIA CORPORATION AND AFFILIATED COMPANIES
EMPLOYEES’ 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2010 and 2009

NOTE A	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND GENERAL
DESCRIPTION OF THE PLAN

Significant Accounting Policies

The significant accounting policies of the Penn Virginia Corporation and Affiliated Companies Employees’ 401(k) Plan (the “Plan”) employed in the preparation of the accompanying financial statements follow.

Investments - Participants direct the investment of their contributions into various investment options offered by the Plan.  The Plan currently offers several mutual funds, common collective trusts, as well as Penn Virginia Corporation (the “Company”) common stock as investment options for participants.

Valuation of Investments - The Plan’s investments are stated at fair value, pursuant to the provisions of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (ASC) No. 820, Fair Value Measurements and Disclosures.  Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end.  The Company’s common stock is valued at the closing price reported on the New York Stock Exchange on the last business day of the Plan year.

Investment Contracts - Investment contracts held by a defined contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

The Plan invested in investment contracts through a collective trust in 2009.  Contract value for this collective trust was based on the net asset value of the fund as was reported by PNC Global Investment Services, the trustee in 2009.  The statements of net assets available for benefits present the fair value of the investment contracts, as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value in 2009.

New Accounting Standards Adopted - On September 16, 2010, the FASB approved for issuance the FASB ASU on Reporting Loans to Participants by Defined Contribution Pension Plans, which is effective for plan years ending after December 15, 2010.  The Plan has adopted this new standard, which now requires that participant loans be classified as notes receivable for generally accepted accounting principles purposes and measured at unpaid principal balance plus accrued but unpaid interest.  In prior years, these participant loans were classified as plan investments and were subject to fair value measurements and disclosure requirements in FASB ASC 820.  Adopting this new standard has eliminated the need to calculate fair values for loans in accordance with FASB ASC 820.

PENN VIRGINIA CORPORATION AND AFFILIATED COMPANIES
EMPLOYEES’ 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2010 and 2009

The FASB believes that any individual credit risk related to participant loans is mitigated by the fact that these loans are secured by the participant’s vested balance.  If a participant were to default, the participant’s account balance would be offset by the unpaid balance of the loan, and the participant would be subject to tax on the unpaid loan balance.  As such, the participant is the only party affected in the event of a default.

Revenue Recognition and Method of Accounting - All transactions are recorded on the accrual basis.  Purchases and sales of investments are recorded based on the trade date. Interest income is accrued when earned.  Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.  Realized gains or losses on security transactions are determined using the average cost of securities sold on the trade date.  Expenses are recorded as incurred.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets, liabilities and changes therein and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Plan Expenses - The Company paid expenses of the Plan in addition to the expenses paid from the participants’ individual accounts in 2009.  In 2010, participants started paying a small fee to the trustee for plan services that averaged $25 per participant and were $6,026 plan-wide.  All other fees and expenses were paid for by the Company in 2010.

General Description of the Plan

A general description of the Plan follows.  Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General - The Plan is a defined contribution plan covering substantially all employees of the Company and its affiliates.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan includes an employee stock ownership plan (“ESOP”) feature, as defined in Internal Revenue Code Section 4975(e)7.  The ESOP feature provides for discretionary employer contributions to the Plan.

Contributions - Participants are able to contribute up to the lesser of $16,500 or 50% of their annual compensation.  The employer matching contributions equaled 100% of the employees’ elective deferral contribution up to 6% of compensation up to a maximum of $245,000.  In addition, participants who reach age 50 or older and contribute the maximum permitted under the Plan may make an additional pre-tax contribution (a “catch-up contribution”) of up to $5,500.  Participants may also contribute amounts representing distributions from other qualified benefit plans (via a rollover into the Plan).

Participation - An employee may become a participant of the Plan immediately after the start of service.  An employee may become a participant of the ESOP after completion of one year of service.

PENN VIRGINIA CORPORATION AND AFFILIATED COMPANIES
EMPLOYEES’ 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2010 and 2009

Participant Accounts - Each participant’s account is credited with the participant’s contribution and the employer matching contribution, as well as an allocation of Plan earnings.  Participants have access to their accounts 24 hours a day/7 days per week via a toll-free telephone number and a website.  Fund transfers and investment election changes may be elected daily.  A participant may stop, start, or change their 401(k) salary deferral rate at will.

Plan Loans - Active employees may elect to take loans from the Plan at any given time.  As required by law, a loan amount is limited to the lesser of $50,000 or 50% of the participant’s vested account and must be repaid within five years unless the loan is for the purchase of a primary residence.  Loan repayments are processed via payroll deduction on an after-tax basis.

Vesting - Participants are always 100% vested in their own 401(k) salary deferral contributions, as well as the employer matching contributions.

Payment of Benefits - Upon termination of service due to death, disability, or retirement, a participant or their beneficiary may elect to receive either an amount equal to the value of the participant’s account or in periodic installments.  For termination of service due to other reasons, a participant may receive the value of their account balance as a lump-sum distribution.  In the event of a “qualified emergency,” an active employee may elect a withdrawal from their elective deferral contributions.

Voting Rights - Each participant is entitled to exercise the voting rights attributable to shares of Company stock held in their account in the trust with respect to all corporate matters upon which the Company’s shareholders are entitled or permitted to vote.  Each participant has one vote for each share of stock credited to their account.

Plan Termination - The Plan may be terminated at any time by the Company.  In the event of Plan termination, distribution of participant accounts shall be in accordance with Article XIII of the Plan document.

Reclassifications - Certain reclassifications have been made to fiscal year-end 2009 information to conform to the current year presentation.

Date of Management’s Review - Management has evaluated subsequent events through June 24, 2011, the date which the financial statements were available to be issued.

NOTE B	ADMINISTRATION OF THE PLAN

The Plan is administered by a committee of at least three members who are appointed and may be removed by the Company’s Board of Directors.  In 2010, the Board of Directors of the Company appointed Bank of America, N.A. as trustee of the Plan.  The Company pays all administrative and recordkeeping costs associated with operating the Plan, except for a small administration fee that averaged $25 per participant or $6,026 for the year.  Investment management fees charged by each mutual fund are netted against returns.  Investment management fees charged by the common collective trusts are charged separately to those participants with balances in the trusts.

PENN VIRGINIA CORPORATION AND AFFILIATED COMPANIES
EMPLOYEES’ 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2010 and 2009

NOTE C	TAX STATUS OF THE PLAN

The Plan has received a favorable determination letter from the Internal Revenue Service (“IRS”) dated March 14, 2003, indicating that the Plan is a qualified plan under Section 401(k) of the Internal Revenue Code.  The Plan has been amended since receiving the determination letter.  The Plan has also applied for a new determination letter with the IRS in 2010 and is currently awaiting a response to its application.  However, the Plan Administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

NOTE D	INVESTMENTS

The following investments represent 5% or more of the Plan’s net assets:

	2010	2009

Penn Virginia Corporation common stock, 550,680 shares (2010) and 709,154 shares (2009)	$9,262,441	$15,097,886

Goldman Sachs Growth Opportunities Fund, 87,002 shares (2010) and no shares (2009)	$1,997,576	$-

PIMCO Total Return Fund, 282,276 shares (2010) and no shares (2009)	$3,062,699	$-

Massachusetts Investment Growth Stock Fund, 205,182 shares (2010) and no shares (2009)	$3,131,072	$-

Merrill Lynch Retirement Preservation Trust, 2,476,996 shares (2010) and no shares (2009)	$2,476,996	$-

PNC Investment Contract Fund, no shares (2010) and 1,275,028 shares (2009)	$-	$3,657,309	*

Federated Total Return Bond, no shares (2010) and 373,044 shares (2009)	$-	$3,442,402
* Represents contract value, which differs from fair value.

PENN VIRGINIA CORPORATION AND AFFILIATED COMPANIES
EMPLOYEES’ 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2010 and 2009

NOTE E	FAIR VALUE MEASUREMENTS

FASB ASC 820 establishes a framework for measuring fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 - Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

PENN VIRGINIA CORPORATION AND AFFILIATED COMPANIES
EMPLOYEES’ 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2010 and 2009

The following tables set forth by level, within the fair value hierarchy, a summary of the Plan’s investments measured at fair value on a recurring basis:

Assets measured at fair value at December 31, 2010:

	Quoted
	Prices in	Significant	Significant
	Active	Observable	Unobservable
	Markets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)

Registered investment companies	$11,959,088	$-	$-
Nonregistered investment companies	-	4,283,107	-
Common stock	9,262,441	-	-
Common collective trusts	-	3,655,318	-

	$21,221,529	$7,938,425	$-

Assets measured at fair value at December 31, 2009:

	Quoted
	Prices in	Significant	Significant
	Active	Observable	Unobservable
	Markets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)

Registered investment companies	$21,302,906	$-	$-
Common stock	15,097,886	-	-
Common collective trusts	-	4,094,783	-

	$36,400,792	$4,094,783	$-

Investments in shares of registered investment companies, common stock and cash equivalents have quoted prices for identical assets in active markets; therefore, the investments are measured at fair value using these readily available Level 1 inputs.

Investments in shares of nonregistered investment companies do not have quoted prices readily available but are priced daily by fund accountants.  The funds’ inputs are derived principally from observable market data and are classified within Level 2 of the valuation hierarchy.

Common collective trusts are over-the-counter securities with no quoted readily available Level 1 inputs and, therefore, are measured at fair value using inputs that are directly observable in active markets and are classified within Level 2 of the valuation hierarchy using the income approach.

PENN VIRGINIA CORPORATION AND AFFILIATED COMPANIES
EMPLOYEES’ 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2010 and 2009

NOTE F	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of contributions per the financial statements to the Form 5500:

For the year ended December 31, 2010:

	Employer	Employee

Total contributions per financial statements	$1,678,430	$2,599,747
Add 2009 contributions receivable	674,332	-
Less 2010 contributions receivable	(309,329)	-

TOTAL CONTRIBUTIONS PER
FORM 5500	$2,043,433	$2,599,747

For the year ended December 31, 2009:

	Employer	Employee

Total contributions per financial statements	$2,322,167	$2,744,943
Add 2008 contributions receivable	460,420	-
Less 2009 contributions receivable	(674,332)	-

TOTAL CONTRIBUTIONS PER
FORM 5500	$2,108,255	$2,744,943

The following is a reconciliation of the net appreciation (depreciation) in fair value of investments and realized gain (loss) on the sale of investments per the financial statements to the Form 5500:

For the year ended December 31, 2010:

	Net	Realized
	Depreciation	Gain (Loss)
	in Fair	on the
	Value of	Sale of
	Investments	Investments

Total per financial statements	$(1,283,179)	$(76,178)
Difference between the method used in the
Form 5500 to calculate realized gain (loss)
on investments and the method used in the
financial statements	(1,056,389)	1,056,389

TOTAL PER FORM 5500	$(2,339,568)	$980,211

PENN VIRGINIA CORPORATION AND AFFILIATED COMPANIES
EMPLOYEES’ 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2010 and 2009

For the year ended December 31, 2009:

	Net	Realized
	Appreciation	Gain (Loss)
	in Fair	on the
	Value of	Sale of
	Investments	Investments

Total per financial statements	$3,160,110	$(422,933)
Difference between the method used in the
Form 5500 to calculate realized gain (loss)
on investments and the method used in the
financial statements	(581,329)	581,329

TOTAL PER FORM 5500	$2,578,781	$158,396

The following is a reconciliation of the value of common/collective trusts per the financial statements to the Form 5500:

	2010	2009

Total per financial statements	$3,655,318	$4,094,783
Adjustment from fair value to contract value for
fully benefit-responsive investment contracts	-	10,296

TOTAL PER FORM 5500	$3,655,318	$4,105,079

NOTE G	PLAN AMENDMENTS

Effective January 1, 2009, the Plan has been amended so that a participant shall be eligible to receive a matching contribution as of the first day of any payroll period, provided that such participant is then making elective deferral contributions to the Plan.  In addition, compensation includes all amounts treated as wages for federal income tax purposes, including overtime pay and bonuses.

NOTE H	PARTY-IN-INTEREST TRANSACTIONS

Certain investments of the Plan are managed by the trustee, and, therefore, all transactions involving these investments qualify as party-in-interest transactions.  The Plan also invests in shares of common stock of the Company.  All transactions involving shares of the Company also qualify as party-in-interest transactions.  All of these transactions are exempt from the prohibited transactions rules.

Supplemental Schedule

PENN VIRGINIA CORPORATION AND AFFILIATED COMPANIES
EMPLOYEES’ 401(k) PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
Year Ended December 31, 2010

Plan EIN# 23-1184320, Plan 001

					(e)
(a)		(b)	(c)	(d)	Current
Shares		Identity of Investment	Description of Investment Type	Cost	Value

550,680	*	Penn Virginia Corporation Stock	Common Stock	$ **	$9,262,441
87,002		Goldman Sachs Growth Opportunities Fund	Registered Investment Company	**	1,997,576
2,280		American Century Inflation Adjusted Fund	Registered Investment Company	**	26,835
52,461		Columbia Dividend Income Fund	Registered Investment Company	**	684,621
3,239		American Century Government Bond Fund	Registered Investment Company	**	36,117
77,873		INVESCO Van Kampen Small Cap Fund	Registered Investment Company	**	1,403,264
1,720		Victory Established Value Fund	Registered Investment Company	**	45,028
1,077		Manning & Napier Retirement Target Income Fund	Nonregistered Investment Company	**	15,062
67,021		Manning & Napier Retirement Target 2010 Fund	Nonregistered Investment Company	**	945,659
84,223		Manning & Napier Retirement Target 2020 Fund	Nonregistered Investment Company	**	1,228,820
95,058		Manning & Napier Retirement Target 2030 Fund	Nonregistered Investment Company	**	1,382,148
45,751		Manning & Napier Retirement Target 2040 Fund	Nonregistered Investment Company	**	660,638
4,949		Manning & Napier Retirement Target 2050 Fund	Nonregistered Investment Company	**	50,780
52,432		Thornburg International Value Fund	Registered Investment Company	**	1,463,899
2,936		Blackrock Global Allocation Fund	Registered Investment Company	**	57,017
282,276		PIMCO Total Return Fund	Registered Investment Company	**	3,062,699
2,510		Prudential Jemmison Small Company Fund	Registered Investment Company	**	50,960
205,182		Massachusetts Investment Growth Stock Fund	Registered Investment Company	**	3,131,072
104,276	*	Merrill Lynch Equity Index Trust XIII	Common Collective Trust	**	1,178,322
2,476,996	*	Merrill Lynch Retirement Preservation Trust	Common Collective Trust	**	2,476,996
208,542		Participant Loans, 5% to 8%	Participant Loans	**	208,542

					$29,368,496

*Party-in-interest.
**Cost information is not required for participant-directed investments and therefore is not included.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PENN VIRGINIA CORPORATION AND AFFILIATED COMPANIES EMPLOYEES’ 401(k) PLAN
Date: June 27, 2011
	By:	/s/ Steven A. Hartman
Steven A. Hartman
Senior Vice President and Chief Financial Officer

EXHIBITS

Exhibit
Number	Description

23.1	Consent of Independent Registered Public Accounting Firm